Exhibit 3.1

SECOND AMENDMENT TO THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF BURTECH ACQUISITION CORP.

December 11, 2023

BurTech Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.     The name of the Corporation is “BurTech Acquisition Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 02, 2021. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on May 19, 2021. The Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on December 13, 2021 (the “Second Amended and Restated Certificate”).

2.     On March 10, 2023, the Corporation filed an amendment to the Second Amended and Restated Certificate with the Secretary of State of Delaware.

3.     This Second Amendment to the Second Amended and Restated Certificate amends the Second Amended and Restated Certificate.

4.     This Amendment to the Second Amended and Restated Certificate was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

5.     The text of Paragraph 9.1(b) of Article NINE is hereby amended and restated to read in full as follows:

“9.1 (b). Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 19, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement (the “Trust Agreement”). Except for the withdrawal of interest to pay taxes (less up to $100,000 interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination;

(ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by December 15, 2023 (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open (or such a later date pursuant to the extension set forth under Section 9.1(c) the “Deadline Date”), unless the Company extends the time to complete the Business Combination after the Deadline Date on a month-to-month basis until December 15, 2024, with one- month extension payments of the lesser of $0.03 per unredeemed share of Class A Common Stock or $150,000 for each one-month extension (each an “Extension”), and if it has not completed the Business Combination within such period with each Extension (as applicable, the “Last Date”) (for example, if during the last month Extension, the Company does not deposit the lesser of $0.03 per unredeemed share of Class A Common Stock or $150,000 into the Trust Account by the last day of the last one-month Extension, then the Last Date shall be the last day of the last paid Extension); or (iii) the redemption of shares in connection with a stockholder vote to amend any provisions of this Second Amended and Restated Certificate, as amended (a) to modify the substance or timing of the Corporation’s obligation to provide for the redemption of the Offering Shares in connection with an initial Business Combination to redeem 100% of such shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (b) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders”.

6.     The text of Paragraph 9.3 (b)(i) of Article NINE is hereby amended and restated to read in full as follows:

“ Shares of Class B Common Stock shall be convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) automatically on the closing of the Business Combination, or at any time at the option of the holder.”

IN WITNESS WHEREOF, BurTech Acquisition Corp. has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

BURTECH ACQUISITION CORP.

By:	/s/ Shahal Khan

Name: Shahal Khan